Filed by Popular, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Popular, Inc. Commission File No.: 000-13818

Contact:

Investor Relations:

Jorge A. Junquera

Chief Financial Officer

Senior Executive Vice President

787-754-1685

Media Relations:

Teruca Rullán

Senior Vice President

Corporate Communications

787-281-5170 or 917-679-3596 (mobile)

News For Immediate Release:

Popular Agrees with the U.S. Treasury to Exchange Outstanding Series C Preferred Stock for Newly Issued Trust Preferred Securities

San Juan, Puerto Rico, Monday, August 10, 2009 – Popular, Inc. (the “Corporation”) (NASDAQ: BPOP) today announced that, in connection with its offer (the “Exchange Offer”) to issue up to 390 million shares of its Common Stock in exchange for its Series A Preferred Stock and Series B Preferred Stock and for the Trust Preferred Securities referred to in the prospectus for the Exchange Offer referred to below, the U.S. Treasury has agreed with the Corporation that the U.S. Treasury will exchange all $935 million of its outstanding shares of Series C Preferred Stock of the Corporation for $935 million of newly issued trust preferred securities (the “New Trust Preferred Securities”). The New Trust Preferred Securities will have a distribution rate of 5% until December 5, 2013 and 9% thereafter (which is the same as the dividend rate on the Series C Preferred Stock). The sole asset and only source of funds to make payments on the New Trust Preferred Securities will be perpetual junior subordinated indebtedness issued by the Corporation to the new trust. The Corporation expects to complete the exchange with the U.S. Treasury promptly following the completion of the Exchange Offer.

At the Corporation’s request, the U.S. Treasury has agreed to this revised exchange, which contemplates that the rate on the New Trust Preferred Securities will be the same as the rate on the Series C Preferred Stock. The U.S. Treasury agreed to the Corporation’s request that the distribution rate on the New Trust Preferred Securities be equal to the dividend rate on the Series C Preferred Stock on the basis that the new trust from which the New Trust Preferred Securities will be issued will hold perpetual debt, which is not tax deductible by the Corporation.

The Corporation’s agreement with the U.S. Treasury to exchange the Series C Preferred Stock into newly issued trust preferred securities is subject to certain closing conditions,

including the completion of the Exchange Offer and related transactions causing the increase in the Corporation’s Tier 1 common equity described in the prospectus for the Exchange Offer and the completion of definitive documentation acceptable to the U.S. Treasury.

On June 29, 2009, in connection with the Exchange Offer, the Corporation commenced a solicitation of written consents of holders of shares of Series A and Series B Preferred Stock. Because the U.S. Treasury has agreed to the Corporation’s request to exchange the Series C Preferred Stock for the New Trust Preferred Securities, as described above, the Corporation is terminating its consent solicitation of holders of Series A and Series B Preferred Stock and holders are no longer required to consent to validly tender shares of Series A and Series B Preferred Stock. Subject to the terms of the Exchange Offer, including satisfaction of the conditions thereof, shares of Series A and Series B Preferred Stock that have been validly tendered and that are not withdrawn prior to the expiration date of the Exchange Offer will be accepted for exchange without regards to whether or not they were accompanied by a consent, which consents (but not the accompanying tenders for exchange) shall be null and void.

The Corporation is not further extending the expiration date for the Exchange Offer, which is 11:59 p.m., New York City time, on August 20, 2009, and the Corporation does not expect that date to be further extended. The terms and conditions of the Exchange Offer, as set forth in the prospectus referred to below, are unchanged.

The lead dealer managers for the Exchange Offer are UBS Investment Bank, which can be contacted at (888) 719-4210, and Popular Securities, which can be contacted at (787) 766-6601, and the co-lead dealer manager is Citi, which can be contacted at (800) 558-3745.

The Corporation has filed a registration statement, a prospectus and related exchange offer materials with the SEC for the exchange offer to which this communication relates. Before you decide whether to tender into the Exchange Offer, you should read the prospectus and other documents the Corporation has filed with the SEC for more complete information about the Corporation and the Exchange Offer. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Corporation will arrange to send you the prospectus if you request it by contacting Corporate Communications, at (787) 765-9800. The complete terms and conditions of the Exchange Offer are set forth in the prospectus and the related letters of transmittal, copies of which will be available at www.popularinc.com/exchangeoffer and from Global Bondholder Services Corporation, the information agent, at (866) 540-1500 or, for bankers and brokers, at (212) 430-3774.

This press release is not an offer to sell or purchase or an offer to exchange or a solicitation of acceptance of an offer to sell or purchase or offer to exchange, which may be made only pursuant to the terms of the prospectus and related letter of transmittal, as applicable.

Forward-Looking Statements:

The information included in this press release may contain certain forward-looking statements. These statements are based on management’s current expectations and involve certain risks and uncertainties that may cause actual results to differ materially from those expressed in forward-looking statements. Factors that might cause such a difference include, but are not limited to (i) the rate of declining growth in the economy and employment levels, as well as general business and economic conditions; (ii) changes in interest rates, as well as the magnitude of such changes; (iii) the fiscal and monetary policies of the federal government and its agencies; (iv) changes in federal bank regulatory and supervisory policies, including required levels of capital; (v) the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which borrowers are located; (vi) the performance of the stock and bond markets; (vii) competition in the financial services industry; (viii) possible legislative, tax or regulatory changes; and (ix) difficulties in combining the operations of acquired entities. For a discussion of such factors and certain risks and uncertainties to which the Corporation is subject, see the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 as well as its filings with the U.S. Securities and Exchange Commission. Other than to the extent required by applicable law, including the requirements of applicable securities laws, the Corporation assumes no obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

* * *

Popular, Inc. is a full service financial services provider based in Puerto Rico with operations in Puerto Rico, the United States, the Caribbean and Latin America. As the leading financial institution in Puerto Rico, the Corporation offers retail and commercial banking services through its principal banking subsidiary, Banco Popular de Puerto Rico, as well as auto and equipment leasing and financing, mortgage loans, investment banking, broker-dealer and insurance services through specialized subsidiaries. In the United States, the Corporation operates Banco Popular North America (“BPNA”), including its wholly-owned subsidiary E-LOAN. BPNA is a community bank providing a broad range of financial services and products to the communities it serves. BPNA operates branches in New York, California, Illinois, New Jersey and Florida. E-LOAN markets deposit accounts under its name for the benefit of BPNA and offers loan customers the option of being referred to a trusted consumer lending partner. The Corporation, through its subsidiary EVERTEC, provides transaction processing services throughout the Caribbean and Latin America, as well as internally services many of its subsidiaries’ system infrastructures and transactional processing businesses. The Corporation is exporting its 115 years of experience through these regions while continuing its commitment to meet the needs of clients through innovation and to foster growth in the communities it serves.

* * *

An electronic version of this press release can be found at the Corporation’s website, www.popular.com.

3